FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of the resolutions passed by the General Ordinary, Extraordinary and Special Class C Meetings held on April 27, 2007.

2.	Press Release, regarding the resolutions passed by the Shareholders Meeting held on April 27, 2007 and the Board of Directors held on that same date.

3.	Press Release, regarding Telecom Argentina’s S.A., Consolidated First Quarter Results for Fiscal Year 2007 (“1Q07”).

4.	Press Release, dated May 16, 2007, entitled “Telecom Argentina S.A. announces the partial amortization of its outstanding notes and the payment of the corresponding interest”.

This Form 6-K/A amends and restates in its entirety each Form 6-K previously furnished on May 1, May 11 and May 17, 2007.

Item 1

FREE TRANSLATION

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Summary of the resolutions passed by the General Ordinary,

Extraordinary and Special Class C Meetings held on April 27, 2007

18 Shareholders attended the Meeting, 6 under their own name, and 12 by representation, with an aggregate number of 756,341,496 shares entitling to an equal number of votes, and representing 76.83% of the capital and votes.

The resolutions of the General Ordinary and Extraordinary Meetings with respect to items 1º, 2º, 4º, 5º, 6º, 7º, 8º, 9º, and 10º of the Agenda were approved by a majority of the computable votes and those relative to items 3º and 11º were unanimously approved taking into account only the computable votes, and not considering for the base of calculation the voluntary abstentions.

The resolutions passed upon considering each of the items of the Agenda are the following:

1º) Appointment of two shareholders to approve and sign the minutes.

Mr José Gustavo Pozzi representative of Nortel Inversora S.A., and Mr. Osvaldo Jorge Pibida, representative of JP Morgan Chase Bank National Association Buenos Aires Branch.

2º) Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 18th fiscal year ended on December 31, 2006.

The whole of the documentation submitted for the consideration of the shareholders was approved in the same manner as presented by the Board of Directors, the Audit Committee, and the Surveillance Committee, except for the proposal included in the Annual Report related to the allocation of Unappropriated Retained Earnings, which was specifically dealt with in another item of the Agenda.

3º) Consideration of the Earnings of the Fiscal Year and the proposal of the Board of Directors to transfer the entire negative balance of the Retained Earnings as of December 31, 2006.

3

The Meeting approved the transfer to the new fiscal year of the entire negative balance of retained earnings as of December 31, 2006.

4º) Review of the performance of the Board of Directors and the Surveillance Committee acting during the 18th fiscal year.

The performance of the Board of Directors and the Surveillance Committee holding office during the eighteenth fiscal year was approved.

5º) Review of the Board of Directors’ compensation (P$1,877,000,- allocated amount) for the fiscal year ended on December 31, 2006, which recorded a loss under the terms of the Regulation of the Comisión Nacional de Valores.

A global fee of $1,877,000 for the Board of Directors that held office during the eighteenth fiscal year was approved, to be payable to the independent directors, as determined by the Board of Directors.

6º) Authorization to the Board of Directors to make advance payments of fees payable up to P$2,000,000 to those directors who during the 19th fiscal year qualify as “independent directors”, or to those who perform technical and administrative tasks or special assignments, contingent upon the decision passed at the shareholders meeting that reviews the documents of such fiscal year

The Board of Directors was authorized, ad-referendum to what is decided in the respective Shareholders Meeting, to make advances of fees to the directors that during the nineteenth fiscal year qualify as “independent directors”, or that perform technical and administrative tasks, or that take part of special commissions entrusted by the Board of Directors, for an amount of up to P$2,000,000. The Board was allowed to increase the maximum amount, under the basis of a reasonable parameter, in case the Argentine economy experiences an inflationary process.

7º) Fees payable to the Surveillance Committee acting during the 18th fiscal year.

The Surveillance Committee that acted during the eighteenth fiscal year was assigned a global fee of P$345.000.-

8º) Election of regular and alternate directors to serve office during the 19th fiscal year.

The number of acting and alternate directors to hold office during the nineteenth fiscal year was established in 6 and 6, respectively.

The following were appointed acting directors: Messrs. Oscar Carlos Cristianci, Carlos Alberto Felices, Enrique Garrido, Raul Antonio Miranda, Julio Pedro Naveyra, and Gerardo Werthein. The following were appointed alternate directors: Messers. Jorge Alberto Firpo, and Marco Emilio Patuano (as

4

alternates, indistinctly, of Messrs. Cristianci, and Felices); Mr. Gustavo Enrique Garrido (as alternate of Mr. Enrique Garrido), Mr. Eduardo Federico Bauer (as alternate to Mr. Gerardo Werthein), Mr. Adrian Werthein (as alternate, indistinctively, of Messrs. Miranda and Gerardo Werthein), and Mr. Esteban Gabriel Macek (as alternate, indistinctively, of Messrs. Miranda and Naveyra).

The acting directors Messrs. Raul Antonio Miranda, Julio Pedro Naveyra, and the alternate director Mr. Esteban Gabriel Macek qualify as “independent”, in accordance to the Rules of the Comisión Nacional de Valores and the Securities and Exchange Commission. The acting director Mr. Enrique Garrido and his alternate Mr. Gustavo Enrique Garrido qualify as “independent” in accordance to the Rules of Securities and Exchange Commission. The rest of the nominated directors qualify as “non-independent”.

9º) Election of regular and alternate members of the Surveillance Committee for the 19th fiscal year.

Messrs. Jorge Luis Perez Alati, Silvia Graciela Poratelli and Gerardo Prieto were appointed as acting syndics, while as alternates Mr. Diego Serrano Redonnet (as alternate of Mr. Perez Alati) and Mrs. Jacqueline Berzon, (as alternate to Messrs. Poratelli) and Mr. Guillermo Feldberg (alternate to Mr Prieto) were appointed.

10º) Appointment of the independent auditors who shall review the financial statements for the 19th fiscal year and establishing their compensation as well as that payable to the auditors acting during the fiscal year ended on December 31, 2006.

“Price Waterhouse & Co. SRL” was appointed as External Auditors of the Financial Statements of the nineteenth fiscal year, while Mr. Juan Carlos Grassi will act as acting Certified Public Accountant and Mr. Carlos Nestor Martinez will act as alternate. In addition, the compensation was resolved to be established by the Shareholders Meeting considering such Financial Statements, empowering the Audit Committee to establish service modalities and make advances.

As to the compensation to the External Auditors providing services during the Fiscal Year ended December 31, 2006, the same was established in the total amount of $ 3.331,029, VAT excluded, of which $1.150.000 corresponds to fees for auditing services related to the financial statements and $2.161.029 to fees for the auditing activities performed in relation to the certification of Section 404 of the Sarbanes-Oxley Act.

11º) Consideration of the budget to be assigned to the Audit Committee for fiscal year 2007.

The budget for the performance of the Audit Committee for the fiscal year to be closed in December 31, 2007 was set at P$700,000.

5

Ms. Nora Lavorante attended the Meetings on behalf of the Buenos Aires Stock Exchange.

Carlos Alberto Felices

Chairman

6

Item 2

FREE TRANSLATION

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

APPOINTMENT OF DIRECTORS, SYNDICS, EXTERNAL AUDITORS

AND MEMBERS OF AUDIT COMMITTEE

The resolutions passed by the Shareholders Meeting held on April 27, 2007 and the Board of Directors held on that same date, with respect to the conformation of the Board of Directors, the Supervisory Committee, the External Auditors and the Audit Committee of Telecom Argentina S.A. that will held office during the 19th Fiscal Year (January 1st, 2007 to December 31st, 2007):

BOARD OF DIRECTORS: Chairman: Carlos Alberto Felices. Vice-Chairman: Gerardo Werthein. Acting Directors: Oscar Carlos Cristianci, Enrique Garrido, Raul Antonio Miranda, and Julio Pedro Naveyra. Alternate Directors: Eduardo Federico Bauer, Jorge Alberto Firpo, Mr Gustavo Enrique Garrido, Esteban Gabriel Macek, Marco Emilio Patuano, Mr. Adrian Werthein.

SUPERVISORY COMMITTEE: Acting Syndics: Jorge Luis Perez Alati, Silvia Graciela Poratelli and Gerardo Prieto. Alternates Syndics: Diego Serrano Redonnet, Jacqueline Berzon, and Mr. Guillermo Feldberg.

EXTERNAL AUDITORS: Price Waterhouse & Co. Acting Certified Public Accountant: Juan Carlos Grassi. Alternate Certified Public Accountant: Carlos Néstor Martínez.

AUDIT COMMITTEE: Enrique Garrido, Raúl Antonio Miranda and Julio Pedro Naveyra (“financial expert” of the Audit Committee).

Carlos Alberto Felices

Chairman

FOR IMMEDIATE RELEASE

Market Cap: P$13,83 billion
(May 10, 2007)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED FIRST QUARTER

RESULTS FOR FISCAL YEAR 2007 (“1Q07”)*

➢	Continuing with the positive trend observed in recent years, the Telecom Group confirms the strong expansion of its business. 1Q07showed a 28% growth in net revenues when compared to the same period of the previous year (“1Q06”), totaling P$2.055 million. The most dynamic segments continued to be cellular, Internet and data, which expanded 45%, 23% and 17% respectively.

➢	Cellular subscribers increased by 51% while broadband subscribers grew 111%. In addition, fixed lines in service increased 4%, when compared to March 2006.

➢	As a consequence of the general improvement of the business, Operating Profit before Depreciation and Amortization (“OPBDA”) reached P$688 million (+26% vs. 1Q06), equivalent to 33.5% of net revenues. Operating Profit totaled P$358 million (+82% vs. 1Q06).

➢	Finally, Net Income totaled P$135 million. Shareholders equity as of March 31, 2007 amounted to P$2,261 million.

➢	Net financial Debt (before NPV effect) declined to P$ 3,222 million (-P$1.052 million vs. 1Q06), primarily as a result of the cash flow generated by operations. The ratio of Net Financial Debt to OPBDA declined from 2.0x as of March, 2006, to 1.2x.

	As of March-31
	2007	2006	Δ	Δ%
Consolidated Net Revenues (in MM P$)	2,055	1,611	444	28%
Voice, data & Internet	783	732	51	7%
Cellular	1,272	879	393	45%
Operating Profit before D&A (in MM P $)	688	546	142	26%
Operating Profit (in MM P$)	358	197	161	82%
Net Income (in MM P$)	135	3	132
Shareholder’s equity (in MM P$)	2,261	1,871	390	21%
Net Financial Debt - Before NPV effect (in MM P$)	3,222	4,274	(1,052)	-25%
Net Financial Debt - Book value (in MM P $)	3,090	4,026	(936)	-23%
CAPEX (in MM P$)	198	185	13	7%
Lines in service (Fixed lines -in thousands)	4,117	3,966	151	4%
Cellular customers (in thousands)	10,639	7,041	3,598	51%
Personal (Argentina)	9,310	6,351	2,959	47%
Núcleo (Paraguay)	1,329	690	639	93%
ADSL customers (in thousands)	526	250	276	111%
Fixed line traffic (in MM minutes, Internet Traffic not included)	3,983	3,947	36	1%
Incoming/Outgoing cellular voice traffic in Arg. (in MM minutes)	2,224	1,641	582	35%
Average Revenue per user (ARPU) Fixed Telephony/voice (in P$)	39	38	0	1%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	37	36	1	4%

*	Non-financial data unaudited

8	www.telecom.com.ar

Buenos Aires, May 10, 2007 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today a Net Income of P$135 million for the three month period ended March 31, 2007.

	3M 07	3M 06	Δ	Δ%
Net Revenues (MM P$)	2,055	1,611	444	28%
Net Income (MM P$)	135	3	132
Earnings per Share ($)	0.14	0.00	0.13
Earnings per ADR ($)	0.69	0.02	0.67

OPBDA *	33.5%	34%
Operating Profit *	17%	12%
Net Income *	7%	0%

*	As a percentage of Net Revenues

During 1Q07, Consolidated Net Revenues increased 28% (+P$444 million vs. 1Q06) to P$2,055 million, mainly fueled by the cellular and broadband businesses.

Moreover, OPBDA increased by 26% (+P$142 million) to P$688 million, equal to 33.5% of Consolidated Net Revenues.

Company Activities

Net Revenues

The evolution in Consolidated Net Revenues by reportable segment was as follows:

Voice, data transmission & Internet

Revenues generated by the Fixed-line Business (including voice, data transmission and Internet services) amounted to P$783 million, a 7% increase over 1Q06.

Voice

Total Revenues for this segment reached P$619 million (+4%).

Monthly Charges increased by P$6 million or 3%, reaching P$182 million, even though no increase has been applied to regulated tariffs. Lines in service increased 4% as a consequence of promotions and campaigns developed by Telecom.

Revenues generated by traffic totaled P$296 million, as a consequence of the 8% decrease in Local Measured Service and increases of 13% and 8% in Domestic Long Distance and International Telephony, respectively.

Interconnection revenues amounted to P$84 million (+22%), mainly driven by a higher level of mobile traffic transported by and terminated in Telecom’s fixed line network.

Internet and Data Transmission

As a consequence of the extraordinary evolution of broadband subscribers, Internet continues to be the main driver of growth in the fixed-line business, with revenues of P$123 million (+23% vs. 1Q06).

9	www.telecom.com.ar

As of the end of 1Q07, Telecom’s ADSL subscribers reached 526,000 (+276,000 or +111% vs. 1Q06). Lines with ADSL connection accounted for approximately 13% of Telecom’s lines in service. Regarding ISP services, Arnet subscribers totaled 534,000 (+80% or +237,000 subscribers), due to the increase of 262,000 broadband subscribers (+141%) and the decrease of 25,000 dial-up subscribers (-26%).

This positive evolution is a consequence of Telecom’s offering of high quality products at accessible prices (for example, the product Arnet 640Kb , which showed an excellent performance), leveraging on broadband-specific content, improving ADSL coverage, as well as investing in promotional and branding activities for the portfolio of Arnet products.

Revenues generated by Data transmission amounted to P$41 million, (+17% or P$6 million, vs. 1Q06).

Cellular Telephony

The Cellular Telephony business generated revenues of P$ 1,272 million in 1Q07.

Telecom Personal in Argentina

As of March 31, 2007, the total subscriber base totaled 9.3 million, 3 million customers more than those registered in 1Q06 (+47%). Approximately 68% of the overall subscriber base was prepaid and 32% was postpaid. Subscribers with GSM technology represented 91% of the total subscriber base at the end of 1Q07.

Total voice traffic, in minutes, increased by 35% vs. 1Q06 while outgoing SMS traffic increased from an average of 440 million messages per month to an average of 762 million (+73%). Moreover, the proportion of value-added services in the average monthly Revenue per User (“ARPU”) reached 27% in 1Q07.

In this context, revenues totaled P$1,180 million, increasing P$369 million (+45%). Service revenues increased by 48%, while handset sales increased by 25%. ARPU amounted to P$37 in 1Q07 (+4% vs 1Q06)

10	www.telecom.com.ar

During the quarter, Personal continued with its strategy of strengthening technological innovation by launching the latest generation of value-added services, such as “Personal Cam” (life images through the web portal); and “SMS to fixed” (text messages that can be sent to a fixed line telephone). Personal has also been the first operator offering Blackberry Pearl, with more features and a latest generation design.

In addition, Personal continued its customer loyalty program Club Personal with specific activities designed for the summer season. Meanwhile, the development of the network and commercial channels continued, mainly in the Southern Region, in order to improve service quality and customer attention to Personal’s subscribers.

Núcleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to P$92 million (+35% when compared to 1Q06).

The subscriber base as of March 31, 2007 reached approximately 1.3 million, +93% vs. 1Q06. Prepaid and Postpaid customers represented 88% and 12%, respectively, while GSM subscribers represented 80% of the overall subscriber base.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$1,697 million in 1Q07, which represents an increase of P$283 million or +20% vs. 1Q06 with the following breakdown:

Salaries and Social Security Contributions: totaled P$214 million (+13%), affected by wage adjustments and headcount increases generated by the growth in the business.

Taxes: amounted to P$161 million (+40%), mainly due to direct taxes on sales.

Agents and Prepaid Card Commissions totaled $177 million, (+53%), as a consequence of the growth in the subscriber base in the cellular business and increased prepaid traffic sales.

11	www.telecom.com.ar

Advertising: expenditures reached P$61 million (+69%), related to brand positioning campaigns and the acquisition of new cellular and Internet customers.

Cost of cellular handsets: increased to P$197 million (+10%) due to the increase in handset sales related to the subscriber growth and handset upgrades.

TLRD (termination charges in third party cellular networks) and Roaming: increased to P$176 million (+36%) due to increased traffic among cellular operators, in line with the significant expansion of the market.

Allowance for Doubtful Accounts: amounted to P$19 million (+6%), but remained below 1% of net revenues.

Depreciation of Fixed and Intangible Assets decreased to P$330 million (+P$13million in the cellular business, -P$32 million in Voice, data & Internet business).

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$132 million, as compared to the P$183 million loss registered in 1Q06. The difference is mainly due to lower net financial interest expenses P$38 million (due to lower net financial debt) and foreign currency exchange losses P$19 million.

Net Financial Debt

As of March 31, 2007, Net Debt (Loans before the effect of NPV valuation, minus Cash, Banks, Current Investments and Other credits derived from derivative Investments) amounted to P$3,222 million, a reduction of P$1.052 million as compared to March 31, 2006. Interest accrued on financial debt totaled P$82 million.

It is worth mentioning that on April 16, 2007, Telecom Argentina cancelled the remaining 25% of the principal amortization originally scheduled for October 15, 2009 and 31.8% of the principal amortization originally scheduled for April 15, 2010 of its Series A and B Notes, in an amount approximately equivalent to US$81 million.

Consolidated Capital Expenditures

A total amount of P$198 million invested in fixed and intangibles assets was allocated to the cellular business (P$94 million) and the Voice, data and Internet business (P$104 million).

In the Fixed-line business, the Company focused its efforts on the deployment of a new generation network (NGN) based on IP technology Additionally, investments were allocated to the development of important IT projects, such as the new ERP system.

12	www.telecom.com.ar

In the Cellular business expenditures continued to be focused in the GSM/GPRS/EDGE network deployment in the South Region and the extension of its capacity in AMBA and North Regions. In addition, the Group continues with the development of value-added services.

Recent Developments

Sale of Publicom

As of April 12, 2007, Telecom sold Publicom, the company specialized in Directories, for approximately US$60 million.

The operation of Publicom has been consolidated in the Financial Statements in a special item as discontinued operations. This operation will generate an estimated positive result before taxes of approximately $167 million that will be registered in the second quarter of FY2007.

New Organizational Structure

The Telecom Group has implemented a new organization model in order to facilitate the synergy among fixed communications, mobile, broadband and contents.

The new scheme implies the elimination of the General Executive Direction and establishes direct reporting from the two General Directors to the Board.

Therefore, the business management gets a unified vision, under the responsibility of a Director of Operations, with four areas: Mobile Telephony, Network, Fixed Telephony-Residential and SMEs- and Fixed Telephony-Large Accounts and Wholesale-.

The corporative functions were grouped under the responsibility of the Director of Corporate Affairs in charge of assuring the optimization of process focusing on efficiency and service quality.

This announcement does not imply mergers nor corporate changes nor any modification in the current structure of business segments (Voice, Data and Internet, and Cellular)

New Chairman

As of April 27, 2007, the Board of Directors of Telecom Argentina appointed Lic. Carlos A. Felices as Chairman of the Group replacing Dr. Amadeo R. Vazquez.

***********

13	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region of Argentina. Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2007, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Mariano Martire 54-11-4968-3718	Gastón Urbina 54-11-4968-6236	Astrid Burger 54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Carlos Felices

Chairman

*******

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

FIRST QUARTER - FISCAL YEAR 2007

(In millions of Argentine pesos, except statistical data)

1-	Consolidated Balance Sheet

	Mar-31	Dec-31	Δ$	Δ%
	2007	2006
Cash, equivalents and investments	1,033	661	372	56%
Trade receivables	724	743	(19)	-3%
Other current assets	311	363	(52)	-14%

TOTAL CURRENT ASSETS	2,068	1,767	301	17%

Fixed & Intangible assets	6,363	6,520	(157)	-2%
Other non-current assets	459	428	31	7%

TOTAL NON-CURRENT ASSETS	6,822	6,948	(126)	-2%

TOTAL ASSETS	8,890	8,715	175	2%

Accounts payable	1,299	1,481	(182)	-12%
Loans	1,489	1,395	94	7%
Reserves	81	85	(4)	-5%
Other current liabilities	429	412	17	4%

TOTAL CURRENT LIABILITIES	3,298	3,373	(75)	-2%

Loans	2,730	2,703	27	1%
Reserves	247	234	13	6%
Other non-current liabilities	278	204	74	36%

TOTAL NON-CURRENT LIABILITIES	3,255	3,141	114	4%

TOTAL LIABILITIES	6,553	6,514	39	1%

Minority Interest	76	72	4	6%
Shareholders’ equity	2,261	2,129	132	6%

TOTAL LIABILITIES AND EQUITY	8,890	8,715	175	2%

2- Consolidated Loans

	Mar-31	Dec-31	Δ$	Δ%
	2007	2006
Corporate Bonds	1,032	1,014	18	2%
Banks and others	347	334	13	4%
Accrued interest	109	42	67	160%
Derivaties	1	5	(4)	-80%

TOTAL CURRENT LOANS	1,489	1,395	94	7%

Corporate Bonds	2,852	2,798	54	2%
Banks and others	10	51	(41)	-80%
Net Present Value	(132)	(146)	14	-10%

TOTAL NON-CURRENT LOANS	2,730	2,703	27	1%

TOTAL LOANS	4,219	4,098	121	3%

Derivatives valuation effect (Other Credits)	96	85	11	13%
Cash, equivalents and investments	1,033	661	372	56%

Net Financial Debt (without NPV effect)	3,222	3,498	(276)	-8%

	Mar-31		Δ$	Δ%
	2007	2006
Financial and Holding results
Financial results generated by assets
Interest on short term investments	23	19	4	21%
Foreign currency exchange gains	8	9	(1)	-11%
Other financial results	—	7	-7

Total Financial results generated by assets	31	35	(4)	-11%

Financial results generated by liabilities
Interest on debt	(93)	(127)	34	-27%
Foreign currency exchange losses	(70)	(91)	21	-23%

Total Financial results generated by liabilities	(163)	(218)	55	-25%

Total Financial and Holding results	(132)	(183)	51	-28%

15	www.telecom.com.ar

3-	Consolidated Income Statement

Three-Months Comparison

	Mar-31		Δ $	Δ %
	2007	2006
Net revenues	2,055	1,611	444	28%
Cost of services provided	(1,137)	(986)	(151)	15%

GROSS PROFIT	918	625	293	47%

Administrative expenses	(77)	(63)	(14)	22%
Selling expenses	(483)	(365)	(118)	32%

OPERATING PROFIT	358	197	161	82%

Equity income from related companies	—	6	(6)	-100%
Financial and holding results	(132)	(183)	51	-28%
Other expenses, net	(32)	(42)	10	-24%

RESULTS FROM ORDINARY OPERATIONS	194	(22)	216	-982%

Taxes on income	(52)	31	(83)	-268%
Minority interest	(5)	(5)	—	0%

NET INCOME BEFORE DISCONTINUED OPERATIONS	137	4	133

RESULTS FROM DISCONTINUED OPERATIONS	(2)	(1)	(1)	100%

NET INCOME	135	3	132

Operating (Loss)/ Profit before D & A	688	546	142	26%

As a % of Net Revenues	33%	34%

4-	Consolidated Revenues Breakdown

Three-Months Comparison

	Mar-31		Δ$	Δ%
	2007	2006
Fixed Telephony	554	537	17	3%

Measured service
Local	110	119	(9)	-8%
DLD	121	107	14	13%
Monthly charges	182	176	6	3%
Public telephones	31	36	(5)	-14%
Interconnection	84	69	15	22%
Others	26	30	(4)	-13%

International Telephony	65	60	5	8%

Data transmission & Internet	164	135	29	21%

Cellular Telephony	1,272	879	393	45%

Telecom Personal	1,180	811	369	45%

Monthly fee and measured service	265	193	72	37%
Pre-paid card	418	230	188	82%
Calling Party Pays	128	114	14	12%
TLRD *	127	90	37	41%
Handset sales	124	99	25	25%
Others	118	85	33	39%

Núcleo	92	68	24	35%

Monthly fee and measured service	15	13	2	15%
Pre-paid card	49	32	17	53%
Calling Party Pays	10	10	—	0%
TLRD *	12	7	5	71%
Handset sales	2	1	1	100%
Others	4	5	(1)	-20%

TOTAL NET REVENUES	2,055	1,611	444	28%

*	Charges for the termination of calls of the cellular operators.

16	www.telecom.com.ar

5-	Consolidated Income Statement by segments

Three Months Period - Fiscal Year 2007

(In million of Argentine pesos)

	Segments			Variation vs 1Q 06
	Voice, Data and Internet	Cellular Telephony	Consolidated	Δ$	Δ%
NET REVENUES	783	1,272	2,055	444	28%

Salaries and social security contributions	(167)	(47)	(214)	(25)	13%
Taxes	(48)	(113)	(161)	(46)	40%
Materials and supplies	(71)	(29)	(100)	(30)	43%
Doubtful accounts	(5)	(14)	(19)	(1)	6%
Interconnection cost	(37)	—	(37)	(10)	37%
Settlement charges	(31)	—	(31)	6	-16%
Lease of lines and circuits	(9)	(12)	(21)	(7)	50%
Service fees	(26)	(32)	(58)	(10)	21%
Advertising	(11)	(50)	(61)	(25)	69%
Agent and Prepaid card commissions	(6)	(171)	(177)	(61)	53%
Cost of cellular handsets	—	(197)	(197)	(18)	10%
Roaming and TLRD	—	(176)	(176)	(47)	36%
Others	(52)	(63)	(115)	(28)	32%

Operating Profit before D&A	320	368	688	142	26%
Operating Profit before D&A Margin	41%	29%	33%	—	0%
Depreciation of fixed assets	(207)	(111)	(318)	20	-6%
Amortization of intangible assets	(3)	(9)	(12)	(1)	9%

OPERATING RESULTS	110	248	358	161	82%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	(6)	-100%

FINANCIAL AND HOLDING INCOME	(88)	(44)	(132)	51	-28%

OTHER EXPENSES, NET	(23)	(8)	(31)	11	-26%

INCOME FROM ORDINARY OPERATIONS	(1)	196	195	217	-986%

Taxes on income	(23)	(29)	(52)	(83)	-268%

Minority interest	—	(5)	(5)	(9)	180%
NET INCOME BEFORE DISCONTINUED OPERATIONS	(24)	162	138	139	0%

RESULTS FROM DISCONTINUED OPERATIONS	(3)	—	(3)	(6)	0%
NET INCOME	(27)	162	135	135	—

Consolidated Income Statement by segments

Three Month Period - Fiscal Year 2006

(In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	732	879	1,611

Salaries and social security contributions	(156)	(33)	(189)
Taxes	(42)	(73)	(115)
Materials and supplies	(55)	(15)	(70)
Doubtful accounts	(5)	(13)	(18)
Interconnection cost	(27)	—	(27)
Settlement charges	(37)	—	(37)
Lease of lines and circuits	(8)	(6)	(14)
Service fees	(20)	(28)	(48)
Advertising	(8)	(28)	(36)
Agent and Prepaid card commissions	(4)	(112)	(116)
Cost of cellular handsets	—	(179)	(179)
Roaming and TLRD	—	(129)	(129)
Others	(43)	(44)	(87)

Operating Profit before D & A	327	219	546
Operating Profit before D & A Margin	45%	25%	34%
Depreciation of fixed assets	(240)	(98)	(338)
Amortization of intangible assets	(2)	(9)	(11)

OPERATING RESULTS	85	112	197

EQUITY INCOME FROM RELATED COMPANIES	—	6	6

FINANCIAL AND HOLDING INCOME	(141)	(42)	(183)

OTHER EXPENSES, NET	(25)	(17)	(42)

INCOME FROM ORDINARY OPERATIONS	(81)	59	(22)

Taxes on income	20	11	31

Minority interest	—	(5)	(5)
NET INCOME BEFORE DISCONTINUED OPERATIONS	(61)	65	4

RESULTS FROM DISCONTINUED OPERATIONS	(1)	—	(1)

NET INCOME	-62	65	3

17	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

FIRST QUARTER - FISCAL YEAR 2007

(In millions of Argentine pesos)

6-	Balance Sheet

	Mar-31	Dec-31	Δ $	Δ %
	2007	2006
Cash, equivalents and investments	829	484	345	71%
Trade receivables	377	379	(2)	-1%
Other current assets	78	56	22	39%

TOTAL CURRENT ASSETS	1,284	919	365	40%

Other Trade receivables	303	284	19	7%
Fixed & Intangible assets	4,066	4,191	(125)	-3%
Investments	899	872	27	3%
Other non-current assets	10	10	—	0%

TOTAL NON -CURRENT ASSETS	5,278	5,357	(79)	-1%

TOTAL ASSETS	6,562	6,276	286	5%

Accounts payable	520	543	(23)	-4%
Loans	1,078	1,015	63	6%
Reserves	73	78	(5)	-6%
Other current liabilities	200	190	10	5%

TOTAL CURRENT LIABILITIES	1,871	1,826	45	2%

Loans	1,938	1,879	59	3%
Compensation and social benefits payable	33	32	1	3%
Others liabilities	184	161	23	14%
Reserves	275	249	26	10%

TOTAL NON -CURRENT LIABILITIES	2,430	2,321	109	5%

TOTAL LIABILITIES	4,301	4,147	154	4%

Shareholders’ equity	2,261	2,129	132	6%

TOTAL LIABILITIES AND EQUITY	6,562	6,276	286	5%

7-	Income Statement

Three-Months Comparison

	31-Mar		Δ $	Δ %
	2007	2006
Net revenues	890	809	81	10%
Cost of services provided	(477)	(469)	(8)	-2%

GROSS PROFIT	413	340	73	21%

Administrative expenses	(43)	(40)	(3)	-8%
Selling expenses	(155)	(140)	(15)	-11%

OPERATING PROFIT	215	160	55	34%

Equity income from related companies	55	(13)	68	523%
Financial & holding results	(88)	(141)	53	38%
Other incomes & expenses	(19)	(21)	2	10%

RESULTS FROM ORDINARY OPERATIONS	163	(15)	178	0%

Taxes on income	(23)	20	(43)	-215%

NET INCOME	135	3	135	0%

Operating (Loss)/ Profit before D&A	425	402	23	6%

As a % of Net Revenues	48%	50%

18	www.telecom.com.ar

Market Cap.: $14.96 billion

(May 16, 2007)

Contacts:

Pablo Caride

Pedro Insussarry

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES

THE PARTIAL AMORTIZATION OF ITS OUTSTANDING NOTES

AND THE PAYMENT OF THE CORRESPONDING INTEREST

Series A in US Dollars, due October 15, 2014 (US879273AK60 / XS0218481744 / Unlisted)

Series A in Euros due October 15, 2014 (XS0218482122 / XS0218482395 / Unlisted)

Series A in Yen due October 15, 2014 (Unlisted)

Series A in Argentine Pesos due October 15, 2014 (Unlisted)

Series B in US Dollars due October 15, 2014 (US879273AM27 / XS0218482981 / Unlisted)

Buenos Aires, Mayo 16, 2007 - Telecom Argentina (BASE: TECO2, NYSE: TEO), one of the leading telecommunications groups in Argentina, announced today that, subject to any change in regulations of the Banco Central de la República Argentina, its intends to make a Note Payment (as defined in the Notes) on May 24, 2007 or as soon as practicable thereafter.

This Note Payment will result in the payment of the remaining 42.2% of the principal amortization payment originally scheduled to be paid on April 15, 2010. After this partial Note Payment, the Company will have cancelled 74.0% of such scheduled amortization payment. The table below shows the percentage of the principal amount to be paid and outstanding after the announced payment.

Series	% of the Original Principal Amount	% of Original Principal Amount Outstanding after the Note Payment
Series A	3.01308%	64.4364%
Series B	3.16500%	24.45%

On the same date, Telecom Argentina intends to make the corresponding interest payment on the principal amount to be paid, for the period from April 15, 2007 to May 24, 2007.

Series	Annual Interest Rate	Applicable Rate for the Period
Series A in US$	5.53%	0.599083%
Series A in Euros	4.83%	0.516082%
Series A in Yen	1.93%	0.206219%
Series A in Arg Pesos*	3.23%	0.345123%
Serie B in US$	10.00%	1.083333%

*	The principal amount of these Series is adjustable by the CER Index

The payments of the equivalent of approximately US$ 60 million will be made with the net proceeds from the sale of the equity interest in Publicom S.A.

Paying Agent in Argentina: Banco Santander Río S.A., Bartolomé Mitre 480, Buenos Aires, Argentina. The payment shall be made to the holders of the Notes held in global form through the settlement systems of DTC, Euroclear or Clearstream, as applicable. Payments to holders of Notes in certificated form will be made by wire transfer to the accounts of the respective holders.

*****

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2007, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Mariano Martire 54-11-4968-3718	Gastón Urbina 54-11-4968-6236	Astrid Burger 54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 23, 2007	By:	/s/ Carlos Alberto Felices
Name: Carlos Alberto Felices
Title: Chairman of the Board of Directors